

Mail Stop 3561

May 20, 2010

VIA Facsimile and U.S. MAIL

Donald G. Bauer
President and Chief Executive Officer
Secure Luggage Solutions, Inc.
2375 East Camelback Road, 5th Floor
Phoenix, AZ 85016

> **Re: Secure Luggage Solutions, Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed May 7, 2010**
> **File No. 333-162518**

Dear Mr. Bauer:

　　We have reviewed your response to our letter dated March 5, 2010 and have the following additional comments. Please note that page references refer to the marked version of your document filed on EDGAR.

Our Business, page 4

1. Please reconcile the expected costs to commence operations that you disclose in the penultimate paragraph on page 4 with disclosure on pages 5 and 29.

2. We note your response to previous comment 4. Either file the agreement with Vancouver International Airport with the next amendment and summarize the terms or tell us why it is not possible to do so and revise the disclosure about Mr. Westmacott's relationship with various personnel in that airport.

Federal Regulations, page 35

3. We note your response to our prior comment 9. Please revise here to discuss the procedures and estimated costs to have your employees pre-approved by the TSA.

Other

4. The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

5. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at 202-551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (949) 660-9010
Thomas E. Stepp, Jr., Esq.
Stepp Law Corporation